Exhibit 12.2

DDR Corp.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in Thousands)

	Year Ended December 31, 2014					Three-Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
Pretax (loss) income from continuing operations	$(122,886)	$(1,469)	$35,166	$24,571	$26,022	$(20,706)	$(238,014)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$248,586	$249,907	$236,716	$242,614	$255,744	$65,001	$64,628
Appropriate portion of rentals representative of the interest factor	1,610	1,407	1,405	1,338	1,278	343	292
Write-off of preferred share original issuance costs	—	6,402	5,804	5,246	1,943	—	—
Preferred Dividends	42,269	31,587	28,645	27,721	24,054	6,608	5,594

Total fixed charges	$292,465	$289,303	$272,570	$276,919	$283,019	$71,952	$70,514

Capitalized interest during the period	$(12,232)	$(12,693)	$(13,327)	$(8,789)	$(8,678)	$(1,790)	$(1,608)
Write-off of preferred share original issuance costs	—	(6,402)	(5,804)	(5,246)	(1,943)	—	—
Preferred Dividends	(42,269)	(31,587)	(28,645)	(27,721)	(24,054)	(6,608)	(5,594)
Amortization of capitalized interest during the period	7,855	8,278	8,722	9,015	9,304	2,269	2,339
Equity Company Adjustments	(5,600)	(13,734)	(35,250)	(6,819)	(10,989)	(5,490)	(61)
Equity Company Adjustments Distributed Income	7,334	9,424	13,165	15,116	10,749	1,716	2,003

Earnings before income taxes and fixed charges	$124,667	$241,120	$246,597	$277,046	$283,430	$41,343	$(170,421)

Ratio of earnings to combined fixed charges and preferred dividends	(a)	(b)	(c)	1.0	1.0	(d)	(e)

(a)	Due to the pretax loss from continuing operations for the year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $167.8 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the year ended December 31, 2010 includes consolidated impairment charges of $84.9 million and losses on equity derivative instruments of $40.2 million, which together aggregate $125.1 million.

(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $48.2 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the year ended December 31, 2011 includes consolidated impairment charges of $63.2 million and impairment charges of joint venture investments of $2.9 million, which together aggregate $66.1 million.

(c)	For the year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $26.0 million to achieve a coverage of 1:1. The pretax income from continuing operations for the year ended December 31, 2012 includes consolidated impairment charges of $46.7 million and impairment charges of joint venture investments of $26.7 million, which together aggregate $73.4 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended.

(d)	Due to the pretax loss from continuing operations for the three months ended March 31, 2014, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $30.6 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the three months ended March 31, 2014 includes consolidated impairment charges of $2.3 million and impairment charges of joint venture investments of $9.1 million, which together aggregate $11.4 million, that are discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015.

(e)	Due to the pretax loss from continuing operations for the three months ended March 31, 2015, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $240.9 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the three months ended March 31, 2015 includes consolidated impairment charges of $279.0 million, that are discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015.